UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

Form 5	ANNUAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

__ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1 (b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
X Form 3 Holdings Reported
_ Form 4 Transactions Reported

1. Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director 59 % Owner
X Officer _ Other
(give title below) (specify below)
Stacy Kaufman	Skintek Labs, Inc.
959 Shotgun Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2000	7. Individual or Joint/Group Filing
(Check Applicable)
Sunrise, FL 33326		6. If Amendment, Date of Original (Month/Day/Year) N/A July 11, 2001	X Form filed by One
__Form filed by More than One Reporting person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date	3. Trans- action Code	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Price
Common Stock	3/31/1999	P 3	$357,789(1)	A	$.11	3,371,666(2)	D	N/A

(1) Based upon the book value of the shares of the Performance Brand, Inc. exchanged for the Issuer's securities acquired. (2) Includes 3,033,333 shares jointly owned of record and beneficially by Stacy Kaufman and his wife, Cathy Kaufman, as JTWROS, and 288,333 shares solely owned of record and beneficially by Stacy Kaufman and issued to Mr. Kaufman for services to SKNT prior to the merger with PBI. Does not include granted options to purchase 2.5 million shares at $.50 per share in increments of 500,000 based upon cumulative revenues. See Table II below.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, and convertible securities)

1. Title of Derivative Security	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date	4. Trans- action Code	5. Number of Derivative Securities Acquired (A) or Disposed (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Security		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Owner- ship of Derivative Security: Direct (D) or Indirect	11. Nature of Indirect Beneficial Ownership
				(A)	(D)	Date Exercisable	Expiration	Title	Amount or Number of Shares
Call Option (1)	$.50	12/31/1999	A 3	$500,000(1)		12/31/99	12/31/09	Common Stock	500,000(1)	$.50	500,000	D	N/A
Call Option (1)	$.50	12/31/2000	A 3	$500,000(1)		12/31/00	12/31/09	Common Stock	500,000(1)	$.50	500,000	D	N/A
(1) Mr. Kaufman was granted common stock purchase options by SKNT under the 1999 Employment Agreement to purchase 2,500,000 SKNT shares at a price of $.50 per share. Options to purchase 500,000 additional shares vested at 12/31/1999 based upon SKNT achieving cumulative revenues of $700,000. and options to purchase 500,000 shares vested at 12/31/2000 based upon SKNT achieving cumulative revenues of $1,540,000. The options to purchase additional SKNT shares in increments of 500,000 shares where subject to vesting based upon SKNT achieving cumulative revenues of $2,548,000, $3,757,000 and $5,209,120, respectively. No options were ever exercised by Mr. Kaufman.
Explanation of Responses

By /s/ Stacy Kaufman, July 20, 2001
Signature of reporting Person Date
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).